CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
                       (Pursuant to NRS 78.385 and 78.390)



1.   The name of the corporation is Business Advantage No. 3, Inc.
2.   The articles have been amended as follows:

     Article 1 has been amended to read: "The name of the corporation, which is hereinafter referred to as `the corporation' is CYBERSIA CAPITAL CORP."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 95%.

---------------------
Jay Newby, Secretary

Dated:  March 14, 2002










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